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                               January 5, 2024

       Anna Paglia
       Chief Executive Officer
       Invesco Galaxy Bitcoin ETF
       c/o Invesco Capital Management LLC
       3500 Lacey Road, Suite 700
       Downers Grove, IL 60515

                                                        Re: Invesco Galaxy
Bitcoin ETF
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed December 29,
2023
                                                            File No. 333-255175

       Dear Anna Paglia:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 21, 2023 letter.

       Amendment No. 4 to Registration Statement on Form S-1

       General

   1. We note that you are registering an indeterminate number of securities in accordance with
                                                        Rules 456(d) and
457(u). Please update your EDGAR header tags accordingly.
       Cover Page

   2. Please revise your disclosure on the cover page, consistent with your disclosure on page
                                                        87, to identify the
Seed Capital Investor as a statutory underwriter, and disclose the initial price per Share.
   3. We note your cover page disclosure that subject to Cboe in the future receiving In-Kind
                                                        Regulatory Approval,
the creation and redemptions transactions may also take place in
 Anna Paglia
FirstName  LastNameAnna
Invesco Galaxy  Bitcoin ETFPaglia
Comapany
January    NameInvesco Galaxy Bitcoin ETF
        5, 2024
January
Page 2 5, 2024 Page 2
FirstName LastName
         exchange for bitcoin. Please revise in an appropriate section of the prospectus to clarify how you will inform Shareholders if Cboe receives In-Kind Regulatory Approval and if the Sponsor chooses to allow in-kind creations and redemptions. Please also confirm your understanding, consistent with the undertaking required by Item 512(a)(1)(iii) of
         Regulation S-K, that you will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information. Prospectus Summary
The Trust's Service Providers
Authorized Participants, page 7

4. Please revise to name the Bitcoin Counterparties that have been identified by or have an agreement with the Execution Agent.
Bitcoin and the Bitcoin Market
The Bitcoin Market
Forks and Air Drops, page 60

5. We note your response to prior comment 10. Please revise this section, the risk factors on pages 21, 35 and 42, and throughout the prospectus to clarify, if true, that with respect to any fork, airdrop or similar event, the Sponsor will cause the Trust to irrevocably abandon the Incidental Rights or IR Virtual Currency and in the event the Trust seeks to change this position, an application would need to be filed with the SEC by your listing exchange seeking approval to amend its listing rules. Please also revise to clarify, if true, that the only crypto asset to be held by the Trust will be bitcoin.
Calculation of NAV, page 70

6. Refer to your responses to comment 9 in our September 29, 2023 letter and related subsequent comments. We note your revised disclosure that the Trust will only allow cash redemptions, and observe that this change may have an impact on your fair value accounting policy, including principal market determination under ASC Topic 820.
         Please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses and your current fair value accounting policy. Please also confirm your understanding that we may comment further on this matter in future filing reviews once the Trust is operational.
Custody of the Trust's Bitcoin
Insurance of the Bitcoin Custodian, page 82

7. We note your response to prior comment 15. Please balance your disclosure to clarify, if true, that there is no guarantee that the amount of bitcoin in each Trust wallet will remain below $100 million.
 Anna Paglia
Invesco Galaxy Bitcoin ETF
January 5, 2024
Page 3
Creation and Redemption of Shares
Creation Procedures, page 89

8. You disclose here that purchase orders must be placed by 4:00 p.m. ET. On page 91, in the "Cash Creation Procedures" section, you disclose that cash purchase orders must by placed by 2:30 p.m. ET. Please reconcile the inconsistency. Please also combine the disclosure in the "Cash Creation Procedures" section with the disclosure in the "Creation
      Procedures" section, or explain why you have two separate sections when you are only allowing cash creation transactions.
       Please contact David Irving at 202-551-3321 or Robert Telewicz at 202-551-3438 if you
have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Justin Dobbie at 202-551-3469 with any other questions.



                                                           Sincerely,
FirstName LastNameAnna Paglia
                                                           Division of
Corporation Finance
Comapany NameInvesco Galaxy Bitcoin ETF
                                                           Office of Crypto
Assets
January 5, 2024 Page 3
cc:       Paulita Pike
FirstName LastName